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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-03890~~ 8-48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Capital Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino & Puglisi & Co.
(Name – *if individual, state last, first, middle name*)

515 Madison Ave. (Address) NY (City) NY (State) 10022 (Zip Code)


SEC MAIL RECEIVED
PROCESSING
MAR - 1 2005
WASH., D.C.
213
SECTION

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Capital Securities, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

PHILIP LERNER
NOTARY PUBLIC, State of New York
No. 24-7498240
Qualified in Kings County
Commission Expires May 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blue Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Blue Capital Securities, Inc. (The Company) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Capital Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 25, 2005

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 22,581
Due from broker	6,910
Investments, at fair value (Note 2)	276,205
Commissions receivable	35,841
Prepaid expenses	22,486
Office furniture and computer equipment, at cost, net of accumulated depreciation of $272,558	23,045
Leasehold improvements net of accumulated amortization of $39,799	18,546
Due from stockholder	233,900
Other assets	115,993
Total Assets	$ 755,507

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 100,735
Taxes payable	5,580
Due to BCS Financial	6,116
Total Liabilities	112,431
Stockholder's Equity	
Common stock - $.01 par value:	
Authorized - 1,000 shares	1,000
Issued and outstanding - 100 shares	
Additional paid-in capital	1,730,447
Retained deficit	(1,088,371)
Total Stockholder's Equity	643,076
Total Liabilities and Stockholder's Equity	$ 755,507

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue:	
Commissions	$1,184,644
Investment income	108,421
Other income	23,356
Total Revenue	1,316,421
Expenses:	
Compensation and related expenses	537,029
Brokerage clearing and exchange fees	287,965
Market development	14,759
Professional fees and temporary services	57,348
Insurance	85,331
Communications, postage, printing, and supplies	40,134
Equipment, depreciation, and amortization	115,820
Rent and related expenses	62,486
Travel and entertainment	75,143
Other operating expenses	36,662
Total Expenses	1,312,677
Net Income	$ 3,744

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Number of Shares	Common Stock $.01 Par Value	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balances, January 1, 2004	1,000	$1	$1,730,447	$(1,092,115)	$ 639,332
Net Income			-	3,744	3,744
Balances, December 31, 2004	1,000	$1	$1,730,447	$(1,088,371)	$ 643,076

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 3,744
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	20,352
Changes in operating assets and liabilities:	
Net unrealized loss on investments	25,678
Net gains on sales of investments	(17,580)
Increase in prepaid expenses	15,943
Increase in due from broker	(180,448)
Net change in other assets	(117,544)
Net change in amounts due to/from BCS Financial Corporation	(2,847)
Increase in commission and fees receivable	(11,907)
Net change in income taxes	4
Increase in accrued expenses	17,748
Net Cash (Used) by Operating Activities	(246,857)
Cash Flows from Investing Activities	
Sale or maturity of investments	267,752
Purchase of office furniture and equipment	(6,300)
Net Cash Provided by Investing Activities	261,452
Net increase in cash and cash equivalents	14,595
Cash and cash equivalents, beginning of year	7,986
Cash and cash equivalents, end of year	$ 22,581

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Significant Accounting Policies:

Blue Capital Securities, Inc. (the Company) is a registered securities broker and dealer under the Securities Exchange act of 1934, with membership in the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by Bear, Stearns & Co., Inc. on a fully disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Investments:

Investments are carried at fair value. Fair value is determined using independent pricing sources. Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis, and along with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the double-declining balance method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions:

Commissions are recognized as income when earned by the Company.

Revenue Recognition:

The Company recognizes commissions as earned on a settlement date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 2 - Investments:

The Company's investments are summarized as follows:

Fixed maturities greater than five years:		
U.S. Treasury and agencies	$110,223	$112,300
Corporate securities	154,040	163,905
Subtotal	264,263	276,205
Total Investments	$264,263	$276,205

Investment income consists of the following:

Interest and dividends	$116,519
Unrealized losses	(25,678)
Realized gains	17,580
	$108,421

Note 3 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2004, the Company had net capital of $213,126 which exceeded its requirement by $113,126. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2004 this ratio was .53:1.

Note 4 - Corporate Income Taxes:

The Company is an "S" Corporation for Federal and NYS purposes. As a result, any income taxes are the responsibility of the shareholders. The Company is still responsible for NYC Corporate Income Taxes.

Note 5 - Commitments and Contingencies:

The Company is obligated under various leases expiring through 2009. Beginning on June 1, 2006, under the provisions of one of these lease agreements, the Company has the right to terminate the lease upon 90 days written notice.

Note 5 - Commitments and Contingencies (Cont'd):

Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,	
2005	$ 55,395
2006	55,395
2007	55,395
2008	55,395
2009	55,395
	$276,975

Rent expense for the year ended December 31, 2004 was approximately $56,494.

Note 6 - Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

Note 7 - Concentrations:

The Company maintains all of its cash in several major banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 8 - Related Party Transactions:

The amount due from stockholders represents interest free advances.